04030436

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-34790

19th May, 2004

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

SUPPL

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Board Meeting for consideration of Audited Annual Accounts
for the financial year ended 31st March, 2004

Further to our letter dated 26th April, 2004, this is to advise that a meeting of the Board of Directors of the Company has been convened on Friday, 28th May, 2004, to consider, *inter alia*, the following:

(a) Approval of Audited Annual Accounts for the financial year ended 31st March, 2004.
(b) Recommendation of Dividend for the aforesaid financial year.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

5/27

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop ~~3-9~~ 3-2
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.